Filed by CBOE Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: CBOE Holdings, Inc.

Subject Company’s Commission File No.: 333-140574

On August 25, 2008, the Chicago Board Options Exchange, Incorporated issued the following information circular.

Information Circular IC08-147

Date:	August 25, 2008

To:	CBOE Members and Staff

From:	Office of the Chairman

Re:	Strategic and Competitive Update

This update covers significant developments and events that have transpired since our last semi-annual letter to staff and members in January 2008. This letter will first address CBOE’s strategic direction, including demutualization and the impact of the proposed agreement to settle the exercise right issue. The remainder provides a competitive review, including the status of CBOE volume and market share, new products, new business developments and enhancements to our Hybrid market model.

I. REVIEW OF CBOE’S STRATEGIC DIRECTION

Path to Demutualization

S-4 Update

On February 9, 2007, we filed an S-4 Registration Statement with the SEC setting forth the details of CBOE’s proposed demutualization.  Amendments were filed to the S-4 on May 11, 2007 and May 9, 2008.  (The Amended S-4 and a detailed Q&A may be found under the “CBOE Demutualization” link at www.cboe.com/Demutualization.) The key remaining open issue pertaining to CBOE’s proposed demutualization is the resolution of the Exercise Right litigation in which certain former CBOT members claimed that they are entitled to participate in the demutualization.

Proposed Settlement Agreement

As you know, a definitive Class Settlement Agreement was announced on August 20 that would settle the appeal of the SEC order and the Delaware Court Exercise Right litigation, pending approval by CBOE’s membership and the Delaware Court.  If the Agreement is approved, the parties would agree that there are no longer any persons eligible to become CBOE members pursuant to the exercise right. All claims that were brought by plaintiffs in Delaware Court would be dismissed.  CBOE would be free to demutualize and would agree to take commercially reasonable steps to demutualize as soon as commercially possible. A membership meeting to discuss the Settlement Agreement was held on August 22.  (See Information IC08-143, Summary of the Terms of the Settlement of Exercise Right Litigation, for complete details).

Interim Trading Permit Plan

On May 19, 2008, the Membership approved an Interim Trading Permit (ITP) Plan designed to respond to the business needs of firms seeking to begin or expand business at CBOE.  The ITP Plan allows CBOE to issue up to 50 interim trading permits (ITPs) if 1) there are an insufficient number of CBOE memberships available at a rate reasonably related to the Indicative Lease Rate and 2) if it would be in the interest of fair and orderly markets to provide additional trading access. In July, the Exchange determined that the criteria had been met to activate the plan and issued 50 ITPs.  As long as the ITP Plan is active and there are outstanding ITPs (as there are currently), CBOE Lessor members who are unable to lease their memberships at a rate reasonably related to the Indicative Lease Rate are qualified to receive assistance and potential compensation from CBOE for their unleased memberships. For more information on the ITP plan, see Information Circular IC08-116 at www.cboe.org/Legal/crclInfo.aspx.

CBOE’s For-Profit Transition

Second-Quarter and Year-to-Date 2008 Financial Results

CBOE continued to deliver solid financial results in the second quarter of 2008, posting its tenth consecutive quarter of year-over-year, double-digit growth in revenues and earnings.  For the three months ended June 30, 2008, total revenues increased 15 percent to $97.6 million from $84.6 million a year earlier.  Pretax earnings for the quarter were up 36 percent to $43.9 million compared with $32.2 million in the second quarter of 2007. The growth in revenues and earnings was primarily driven by higher trading volume and stringent expense management.  CBOE’s average daily volume of options contracts traded was 4.3 million for the quarter, a 23-percent increase versus last year’s second quarter average of 3.5 million contracts. Focused on gaining operating efficiencies, CBOE’s operating margin for the quarter increased to 45 percent from 38 percent for the same period a year ago, demonstrating the effectiveness of our expense control initiatives and the scale of our operating model.

For the first six months of 2008, revenues were $201.9 million, an increase of 24 percent from $162.5 million for the first half of 2007.  Driven by robust trading volume, transaction fee revenue rose 29 percent for the first half of 2008.  The average daily volume of contracts traded year-to-date 2008 increased 30 percent to 4.5 million contracts compared with 3.4 million in the first half of 2007.  Strong revenue growth combined with tight expense controls generated a 55 percent increase in pretax earnings for the first six months of 2008 compared with the same period last year.  (View the complete report at IC08-117, Three Months and Six Months Ended June 30, 2008, Unaudited Financial Statements.)

II. REVIEW OF CBOE’S COMPETITIVE POSITION

Record Trading and Industry-Leading Market Share

Year-to-Date Volume Increases 33%

CBOE is on its way to a fifth consecutive year of record volume in 2008.  Year-to-date volume at the close of July was more than 683 million contracts, an increase of 33 percent over the same time period last year.  Volume gains were seen across the board, led by trading in ETF options, up 71 percent from a year ago; followed by equity options, up 29 percent; and index options, up 11 percent. Volume climbed steadily upward for the first seven months and reached a new monthly high in July, when more than 110 million contracts changed hands during the busiest month in CBOE history.

Market Share Up Slightly

CBOE continues to handle approximately one-third of all industry volume, more than any other U.S. options exchange.  CBOE’s year-to-date market share was 32.5-percent at the close of July 2008, up fractionally from 31.8-percent at the end of July last year.  Despite a 5.4 percent dip in market share of ETF and index options, CBOE has sustained its market share overall by successfully battling for order flow in the highly competitive equity options arena.  Throughout 2008, CBOE has made, and continues to make, market model and systems enhancements that successfully reversed erosion in equity options market share that took place in the latter half of 2007.  (See “Hybrid Trading System Update” below.)

Increasing Business Through a Multi-Asset Platform

A highly scalable trading system has enabled CBOE to expand into other markets without additional significant investment in technology: CBOE offers trading in options, futures and stocks all on a single trading platform. CBOEdirect is the trade engine for four exchanges: CBOE; CBOE Futures Exchange (CFE); CBOE Stock Exchange (CBSX); and OneChicago, the single stock futures exchange that is a joint venture of Interactive Brokers, CBOE and CME Group.

CBOE Stock Exchange (CBSX)

CBSX celebrated its one-year anniversary on March 5, 2008.  CBSX currently lists 4,521 securities and has steadily grown volume, liquidity and market share by providing a lower cost, more efficient stock market for hedging options. CBSX has focused on improving stock execution for options traders at CBOE, in particular, by offering them direct connectivity, enhanced functionality, and other value-added, lower-cost services. Volume continues to grow at a steady pace this year, topping out again with a new monthly high of more than 350 million shares set in July 2008 and a new single-day record on Friday, August 1, which marked the first time CBSX has surpassed 50 million shares traded.

CBOE Futures Exchange (CFE)

Volume at CFE continues to trend upward. At the end of July 2008 trading volume was 50 percent ahead of the same period a year-ago. Year-to-date average daily volume stood at 4,772 contracts, compared to the 3,191 contracts from 2007. CFE’s overall gains came despite a dip in monthly trading volume in July, the first time since April 2006 that CFE did not post a year-over-year gain in monthly trading volume and only the fourth time in its four-year history.

Product Innovation

CBOE has rolled out several new products thus far in 2008, including three new volatility benchmarks indexes, gold ETF options and binary options.

Volatility Benchmark Indexes

CBOE has become known as the home for volatility — both measuring it and trading it — and continues to define the volatility space through product innovation. Most recently, CBOE expanded its suite of volatility products with the introduction of volatility benchmarks that track commodity-based ETFs and currencies. On July 15, CBOE began publishing the CBOE Crude Oil Volatility Index (OVX), which uses VIX methodology to measure the market’s expectation of 30-day volatility of crude oil prices. On August 1, CBOE began disseminating two additional indexes: the CBOE Gold Volatility Index (GVZ), which applies VIX methodology to measure the market expectation of 30-day volatility of gold prices; and the CBOE EuroCurrency Volatility Index (EVZ), which measures the expected volatility of the Euro/U.S. dollar exchange rate. Plans are underway to introduce additional volatility indexes that track other commodity-based ETFs, currencies and interest rates.

SPDR Gold Trust Options (GLD)

CBOE launched options on the SPDR Gold Trust (GLD) on June 3, following a three-year regulatory battle led by CBOE, for SEC approval to list options on ETFs that directly hold commodities.  The SPDR Gold Trust is an exchange-traded fund that seeks to reflect the performance of the price of gold bullion. The ability to trade gold options in regular equity accounts has opened the door for new investors to participate in the very active gold market.  GLD options are off to a strong start, trading an average of 21,378 contracts daily in their first two months of trading.

Binary Options

On July 1, CBOE launched trading in binary options contracts on the S&P 500 Index (SPX) and on the CBOE Volatility Index (VIX). Binary options have just two possible outcomes - a payoff of a set amount or nothing at all. CBOE binary call options pay either $100 per contract if the underlying index is at or above the strike price at expiration, or nothing at all if the underlying index is below the strike price at expiration.  CBOE’s binary options provide investors with a straightforward way to act on their views of the two most widely followed indexes in the world — the S&P 500 and the CBOE Volatility Index.

Business Development

CBOE Partners with Chicago Cubs

On February 25, CBOE and the Chicago Cubs announced a new partnership that includes CBOE naming rights to approximately 70 new seats at Wrigley Field. The new seats, known as the “CBOE Seats,” were made available through an online “seat auction” sponsored by CBOE and have a very visible location adjacent to the Cubs dugout. The CBOE-Cubs partnership also named CBOE as “Presenting Sponsor” of front row seats behind home plate, which are available through the “CBOE Front Row Auction.”

CBOE Partners with Chicago Blackhawks

On July 7, CBOE and the Chicago Blackhawks announced a multi-year agreement naming CBOE as the “presenting sponsor” of the Chicago Blackhawks, beginning with the 2008-2009 season.  The CBOE-Blackhawks corporate partnership entails several marketing components, including extensive in-stadium and external promotion; as well as two premier-location “CBOE seats,” which will be auctioned through the Hawks’ website and CBOE.com.

CBOE Signs Exclusive Agreement with 3D Markets

In May, CBOE signed an exclusive licensing agreement with 3D Markets, Inc., a block options crossing network.  The agreement, now pending SEC approval, will allow CBOE to introduce institutionally oriented “benchmark-priced trades” through 3D’s Archangel™ trading software.  Under the terms of the agreement CBOE will employ 3D technology, including the GWAP™ (Gamma Weighted Average Price) auction and pricing methodologies, which will be proprietary to CBOE.  The partnership will enable CBOE to accommodate the liquidity, pricing and anonymity needs of institutional customers in a way that currently does not exist in the listed options market.

GWAP benchmark trades will enable CBOE members and customers to match large buy and sell options orders using the GWAP pricing methodology.  Similar to the way in which VWAP (Volume Weighted Average Price) works in the cash equity markets, the GWAP pricing benchmark will allow execution of institutionally sized options orders at an understandable, fair price that is calculated based on trading activity over a period of time rather than on market conditions at a particular moment.

CBOE Signs Memorandum of Understanding with Korea Exchange

On June 9, CBOE and the Korea Exchange (KRX) signed a memorandum of understanding (MOU) to establish a collaborative business relationship between the two exchanges. This is CBOE’s seventh MOU with Asian exchanges in three years. The Korea Exchange, which in 2005 integrated three Korean stock and futures markets into one entity, is a multi-asset-class electronic platform incorporating the world’s second-largest derivatives exchange by contract volume in 2007. It ranked first for most of the decade with its listing of benchmark Kospi 200 options.

Industry Awards

CBOE was the recipient of two industry awards at presentations made in April 2008.  CBOE was named “Options Exchange of the Year” at the annual Futures and Options World Conference in London, which recognizes major contributions to the advancement of the global derivatives industry.

CBOE was also named “Most Proactive Exchange For ETF Derivatives — The Americas” at the fourth annual Global ETF Awards Dinner in New York.  This was the second consecutive year CBOE won this award.

Also in April, the PowerShares S&P 500 BuyWrite Portfolio (PBP), which is based on the CBOE S&P 500 BuyWrite Index (BXM), received the award for “Most Innovative New Exchange Traded Fund” at the seventh annual Capital Link Closed-End Fund and Global ETF Conference in New York.

Options Market Developments

Penny Pilot Program

In January 2007, the SEC initiated an industry-wide pilot program for the pricing of options in penny price increments. Thus far, CBOE retains a 31.1-percent market share (in August) in penny pilot classes, thanks in part to several competitive initiatives undertaken this year (see “Hybrid 4.0” below). Currently, there are 63 options classes involved in the Penny Pilot program; no further expansion has been scheduled. CBOE supports the SEC’s measured approach to the penny rollout, but remains cautious about drawing definitive conclusions about the pilot program due to the limited scope of the program and the amount of data available thus far.  We continue to have concerns about the potential negative impact that penny price increments might have on market liquidity, particularly as it relates to institutional traders.  Refer to Penny Pilot Report for additional information.

Competitive Pricing Schemes

Penny pricing prompted some competitors to employ pricing models typically seen in the stock world called “maker-taker” models, which pay a rebate to suppliers of liquidity (“makers”) and charge liquidity “takers” a fee. In effect, the maker-taker model represents the reintroduction of customer fees on retail order flow providers who represent public customers. Traditional pricing models, such as CBOE’s, employ customer priority, allow for DPM and preferred participation guarantees and, in most options classes, customers trade for free.

Exchanges that embraced maker-taker pricing initially won some order flow at the expense of exchanges with more traditional pricing models, including CBOE. As reported in our last Strategic Update letter (IC08-017 Strategic and Competitive Update), CBOE was able to stem the erosion in market share with the implementation of several competitive initiatives. We continue to monitor the impact of maker-taker models very closely and to adjust our pricing/market model accordingly. We are pleased to report that we have maintained our market share thus far in 2008.

Hybrid Trading System Update

Hybrid 4.0

CBOE successfully deployed Hybrid 4.0 (Information Circular IC07-208), a comprehensive set of initiatives to enhance price competition and market quality at CBOE in multiply-listed products, particularly in penny pilot classes. Collectively, these steps were undertaken to incent market makers to execute orders at CBOE as opposed to routing to away markets via intra-market linkage.  The implementation of Hybrid 4.0 has helped improve market quality at CBOE, specifically in terms of the Exchange’s time on the NBBO. It has also contributed to our ability to successfully attract order flow in penny pilot classes, which now accounts for more than half of the industry’s average daily volume.

Trading Complex Orders with Stock

CBOE rolled out another industry first in trading technology with the introduction this year of a price improvement auction for complex orders with stock. These orders trade via CBOE’s Complex Order Auction (COA). The option leg is processed on the CBOE and the equity leg is processed on CBSX, making for completely automated trading and seamless clearing.  Plans are underway for additional enhancements to CBOE’s complex order handling capabilities, including the development of new Complex Order Book (COB) functionality and the expansion of COB and COA functionality.

Faster Openings

Earlier this month, CBOE introduced “HALO,” a new opening process that combines opening processes with CBOE’s Hybrid Agency Liaison (HAL).  HALO allows for faster openings at CBOE while simultaneously using the HAL process to seek out the best prices available on other exchanges.  The rollout is expected to be completed in September.

Streamlined Order Processing

This fall, CBOE begins rollout of a new Order Handling Service (OHS), which will replace CBOE’s Order Routing System (ORS). The OHS process will reside in CBOEdirect, thereby incorporating both order handling and trading process on the same platform for speedier processing and improved order handling. CBOE is also moving all linkage functionality onto the CBOEdirect platform to further streamline order processing.

III. GOING FORWARD

April 26, 2008, marked the 35th anniversary of CBOE.  Since creating the market for listed options in 1973, virtually every significant product innovation has emanated from CBOE.

The membership and staff of CBOE never takes that legacy for granted; we take it forward in everything we do — from rolling out the next new product innovation, to engineering the next generation of trading technology.

Thanks to your continued dedication and forward thinking, CBOE now enters a promising new era as we transition into a share-based, for-profit company.  We embark on this journey with the same enthusiasm that founded an industry 35 years ago. We are confident that by working together we can collectively write the next great chapter in the ongoing story of CBOE.

We thank you and invite you to e-mail us with any questions or comments.

Bill Brodsky	Ed Joyce	Ed Tilly	Brad Griffith
brodsky@cboe.com	joyce@cboe.com	tillye@cboe.com	griffith@cboe.com

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

In connection with the proposed restructuring transaction, CBOE Holdings, Inc. (“CBOE Holdings”) has filed certain relevant materials with the United States Securities and Exchange Commission (SEC), including a registration statement on Form S-4. Members are encouraged to read the registration statement, including the proxy statement/prospectus that are a part of the registration statement, because it contains important information about the proposed transaction. Members are able to obtain a free copy of the proxy statement/prospectus, as well as the other filings containing information about CBOE Holdings and the Chicago Board Options Exchange, Incorporated (“CBOE”), without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ website, www.CBOE.com.  In addition, CBOE members may obtain free copies of the proxy statement/prospectus and other documents filed by CBOE Holdings or the CBOE from CBOE Holdings by directing a request to the Office of the Secretary, CBOE Holdings, Inc., 400 South LaSalle Street, Chicago, Illinois 60605.

CBOE Holdings, the CBOE and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CBOE Holdings and of the CBOE is available in the prospectus/proxy statement.